UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [  ] Form 20-F     [  ] Form 11-K   [  ] Form 10-Q   [  ] Form 10-D
                         [  ] Form N-SAR     [  ] Form N-CSR
                             For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	New England Power Company
Former Name if Applicable:
Address of Principal Executive Office:	25 Research Drive
City , State and Zip Code:	Westborough, MA 01582

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a.	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	b.
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c.	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

New England Power Company (the "Company") is filing this notification of Late Filing on Form 12b-25 to obtain a 15day extension from June 29, 2005 to July 14, 2005, for filing its annual report on Form 10-K for the fiscal year ended March 31, 2005.

On June 20, 2005, management of the Company concluded there were accounting errors for certain true-ups for revenues relating to regulatory filings for the recovery of stranded costs and certain true-ups for expenses relating to federal and state income tax filings in fiscal 2001, 2002, 2003 and 2004. Management's investigation and review of the affected accounts resulted in the delay of the preparation of the financial statements to be included in the Form 10-K for fiscal 2005. As a result, the Company will not, without unreasonable effort or expense, be able to file its Form 10-K for fiscal 2005 by June 29, 2005.

The Company is evaluating whether the misstatements in prior periods were caused by a material weakness in internal controls over true-ups of estimates and is making improvements to its processes.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edward A. Capomacchio	(508)	389-2040
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15 (d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

			[ ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  New England Power Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2005	By:	/s/ Edward A. Capomacchio Edward A. Capomacchio Controller